FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date July 28, 2004
	By	/s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following material is included.

RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2004

RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2004

July 28, 2004

CONSOLIDATED RESULTS FOR THE FIRST HALF

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual						Projected
	Six months	Six months			Six months	Year ended	Year ending
	ended	ended	Change(%)		ended	December 31,	December 31,	Change(%)
	June 30, 2004	June 30, 2003			June 30, 2004	2003	2004
	(Unaudited)	(Unaudited)			(Unaudited)	(Audited)

Net sales	¥1,648,420	¥1,535,588	+	7.3	$15,263,148	¥3,198,072	¥3,470,000	+	8.5
Operating profit	253,376	215,974	+	17.3	2,346,074	454,424	516,000	+	13.6
Income before income taxes and minority interests	259,974	215,506	+	20.6	2,407,167	448,170	520,000	+	16.0
Net income	160,776	127,767	+	25.8	1,488,667	275,730	320,000	+	16.1

Earnings per share:
— Basic	¥181.84	¥145.55	+	24.9	$1.68	¥313.81	¥361.01	+	15.0
— Diluted	181.17	143.99	+	25.8	1.68	310.75	—		—

	Actual
						As of
	As of	As of	Change(%)		As of	December 31,
	June 30, 2004	June 30, 2003			June 30, 2004	2003
	(Unaudited)	(Unaudited)			(Unaudited)	(Audited)

Total assets	¥3,353,465	¥3,120,088	+	7.5	$31,050,602	¥3,182,148

Stockholders’ equity	¥2,006,734	¥1,745,017	+	15.0	$18,580,870	¥1,865,545

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY108=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2004, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS FOR THE FIRST HALF

	(Millions of yen, except per share amounts)
	Actual				Actual	Projected
	Six months	Six months			Year ended	Year ending
	ended	ended	Change(%)		December 31,	December 31,	Change(%)
	June 30, 2004	June 30, 2003			2003	2004
	(Unaudited)	(Unaudited)			(Audited)

Net sales	¥1,078,553	¥946,551	+	13.9	¥2,023,722	¥2,318,000	+	14.5
Operating profit	190,404	154,391	+	23.3	320,039	373,000	+	16.5
Ordinary profit	197,671	164,293	+	20.3	320,616	380,000	+	18.5
Net income	127,036	128,775	–	1.4	228,667	238,000	+	4.1

Earnings per share	¥143.68	¥146.69	–	2.1	¥260.03	¥268.50	+	3.3
Dividend per share	25.00	15.00		—	50.00	50.00		—

	Actual				Actual
					As of
	As of	As of			December 31,
	June 30, 2004	June 30, 2003	Change(%)		2003
	(Unaudited)	(Unaudited)			(Audited)

Total assets	¥2,206,121	¥1,923,322	+	14.7	¥2,059,317

Stockholders’ equity	¥1,550,160	¥1,349,765	+	14.8	¥1,444,160

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Management Policy

Under the corporate philosophy of kyosei — living and working together for the common good — Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Management objectives

Aiming to increase corporate value, Canon Inc. launched Phase II of its Excellent Global Corporation Plan in 2001. This five-year management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon’s transition to a truly excellent global corporation:

1)	Securing the No. 1 position worldwide in all core business areas

2)	Building up R&D strength capable of continually creating new businesses

3)	Achieving a strong financial position

4)	Fostering a corporate culture whereby all employees work ardently to achieve the company’s goals

Mid- to long-term management strategies

In order to achieve the objectives above, we have implemented the following mid- to long-term management strategies:

1)	Becoming No.1 in core businesses

Among our core businesses, we are already No. 1 worldwide in the areas of copying machines and laser beam printers. We intend, however, to create new business opportunities while also leading the way in expanding the color market through the active introduction of color copiers and color laser beam printers, developing the “print-on-demand” market with high-speed copiers, and promoting service businesses that offer document solutions.

With regard to digital cameras, we have leveraged our expertise in optical and image-processing technologies to continuously launch competitive products, which has allowed us to become a top market-share holder. In the second half of last year, we launched a popularly priced digital SLR model that was well received by the market. By further strengthening our digital SLR lineup, we aim to further expand our market share and profits going forward.

In the field of inkjet printers, we will continue to promote high image quality and improved printing speeds. We will also strengthen our lineup of multifunction devices amid the rapidly growing demand for these products. In addition, by enhancing such products as photo-print software and print media, we will work to expand the home photo-printing market.

Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this technological advantage and Canon’s high brand recognition, we are focusing our efforts on becoming No.1 in the home photo-printing market.

In the area of semiconductor production equipment, in 2003 we introduced new products based on a new platform and aim to pursue the No. 1 position in the industry by continuously launching new products ahead of our competitors. Furthermore, in the aligner market for large LCD panels, where we maintain the No. 1 spot, we will further strengthen our position by focusing on the development of next-generation equipment.

2)	Strengthening R&D

To become No. 1 in our core businesses and create new areas of business, we will further concentrate our efforts on strengthening the company’s R&D capabilities. In addition to bolstering product “engine” and platform technologies, we will also thoroughly enhance our common base technologies.

In order to accelerate product development and curtail costs, we aim to realize “prototype-less design” through the effective utilization of 3D-CAD systems, eliminating, to the extent possible, physical prototypes from the design process. Moreover, in order to strengthen our R&D structure and production technology, we will work to build new facilities and improve our infrastructure.

3)	Achieving a strong financial position

We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon Inc. has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

In addition to the management strategies outlined above, we will continue working to establish the “Three Regional Headquarters System” by enhancing the headquarters functions of Canon’s regional marketing headquarters in Europe and the Americas. We have also been actively reorganizing the Canon Group in Japan to achieve an optimal organization structure and bolster the competitive strength of each company, and will continue these initiatives. Overseas, we have strengthened our direct sales network in order to support our solutions business and adopted a new streamlined sales organization in the EU that better accommodates market integration in the region. We are also keeping a close eye on the expanding Chinese market and plan to further strengthen our sales structure there as well.

Other measures being undertaken to improve profitability for the Group include: increasing the penetration and scale of worldwide production reform activities; developing innovative tools for factory automation; and strengthening supply-chain management in order to reduce inventories, shorten production lead times and accelerate the in-house production of key components. Through these activities we will target growth for the Canon Group and seek to heighten Canon’s corporate value as represented by such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).

Business challenges and countermeasures

One of the challenges that Canon faces is the establishment of stable business management that offers resilience against the influence of exchange rate fluctuations. With an overseas sales ratio of more than 70%, we are heavily exposed to this risk. For the short term, we will work to mitigate the impact of changes in exchange rates by increasing product development speed, which will facilitate the introduction of new products priced to reflect the latest foreign exchange levels, and further reducing costs through such reform activities as integrating development and production activities.

For the long term, we will establish product development operations in the United States and Europe, enabling each region — Japan, the Americas and Europe — to develop, produce and export its own products all over the world. Through the realization of international diversification across our production and marketing operations, we believe that the impact of exchange rate fluctuations can be minimized.

We also view environmental concerns as a management issue of extreme importance. From the product development stage through production, sales, use, recovery and recycling, we focus our efforts on creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind. In addition to the development of recycling systems and the expansion of green procurement, we actively disclose environmental information and support local environmental activities.

Corporate governance policies and implementation of related measures

Canon, recognizing the extreme importance of bolstering management supervision functions aimed at increasing management transparency and achieving management objectives, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate Canon’s corporate value.

1)	Implementation of corporate governance measures

In addition to our board of directors and corporate auditors, Canon Inc. has also created an original internal auditing system for the further development of its corporate governance.

There are currently 27 directors on the company’s board. In order to realize a more streamlined and efficient management decision-making process, Canon does not adopt the outside director system. Under the current system, as a general rule, all matters of importance are decided at board and management meetings attended by all directors. Moreover, various cross-company management advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.

Canon’s Board of Corporate Auditors consists of four members, two of whom are outside corporate auditors. In accordance with the Board of Corporate Auditors’ auditing policies and their assigned duties, the auditors attend board, management, and various committee meetings, listen to business reports from the directors and others, carefully examine documents related to important decisions, and conduct strict audits of the company’s business and its assets.

Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts inspections covering such areas as compliance, risk management and internal control systems, and then provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as quality, environment issues, information security and physical security.

The company has also established a code of conduct, which calls on all Canon Group employees to strictly observe all laws as well as company rules and regulations. The Canon Code of Conduct Handbook, which is available in nine different languages, has been distributed to all employees to further raise awareness of compliance throughout the entire Canon Group. A special administrative division has also been established to raise the effectiveness of these efforts.

Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate policy briefings, quarterly announcements of operating results, and the company’s Web site, and will continue to actively promote accurate and timely disclosure of information.

Through these measures, Canon will continue to strengthen its corporate governance practices, based on management’s strong sense of mission and ethics.

2)	Overview of relationship between the company and outside corporate auditors in regard to personal, capital, business relationships and other stakeholders.

Currently, there are no special interests between the company and its two outside corporate auditors.

3)	Measures implemented over the past year aimed at improving and enhancing corporate governance

     To realize a management structure capable of responding rapidly to changes in the business climate, Canon reduced the term of office for company directors from two years to one.

     In order to meet calls to reinforce the independence of the accounting firms, internal regulations related to prior approval policies and procedures for both auditing and non-auditing services were established in May of 2003. Under the system introduced, the board of corporate auditors must approve the content and related amount of contracts between the accounting firms and the company before they are entered into.

     Furthermore, in January 2004 we established standing committees, namely the Corporate Ethics and Compliance Committee and the Internal Control Committee, each with the CEO serving as the committee chairman. The purpose of the Corporate Ethics and Compliance Committee is to examine, from various viewpoints, Canon’s social responsibilities and to convey the findings to the company with the intention of raising compliance and ethical awareness. The Internal Control Committee began activities aimed at building a first-rate internal control structure unique to the Canon Group. It also seeks to evaluate the true effectiveness and efficiency of our business and ensure compliance with related laws and regulations beyond only ensuring reliability with regard to financial disclosure.

Basic policy regarding profit distribution

With regard to profit distribution, Canon recognizes its dividend policy as one of the company’s most important management issues. In light of our strong business performance last year, Canon raised its dividend per share from 30 yen in 2002 to 50 yen in 2003. As for future dividends, we intend to maintain a stable dividend payment policy that, to the extent possible, reflects our performance on a consolidated basis, contingent upon the company’s capital requirements to fund future business expansion and improve profitability.

As for internal reserves, such funds will be used to support investment in current business expansion and new business cultivation, and to repay debt in order to strengthen the company’s financial structure.

Basic policy regarding share trading unit

Canon maintains a basic policy of periodically reviewing its share-trading unit from the standpoint of enhancing liquidity and stimulating broader investor participation.

Until now, Canon opted not to reduce the number of shares constituting a trading unit, as the company’s stock enjoyed adequate levels of liquidity. Owing to an increase in the total investment amount required to realize one trading unit, however, the proportion of ownership by individual investors in recent years has decreased.

As such, the company changed the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004. This is an important measure aimed at offering a wider range of investors, including individuals, an opportunity to invest in the company.

Operating Results and Financial Conditions

2004 First Half in Review

Looking back at the global economy in the first half of 2004, the U.S. economy maintained a high rate of growth, supported by continued healthy consumer spending driven by tax cuts introduced in the first quarter, along with boosted private-sector capital investment following the increased rate of capacity utilization resulting from stepped up production. The economies of Europe showed a moderate recovery through most of the first half of 2004, sustained by increased export sales and steady consumer spending accompanying the upturn in the U.S. economy. In Asia, while China continued to record high economic growth, driven by strong consumer spending and increased capital investment in line with expanded production, other Asian economies were also in recovery mode. In Japan, the economy continued to recover gradually amid increased export sales accompanying the upturn in the world economy and capital investment, along with improvements in consumer spending, employment conditions and consumer confidence.

As for the markets in which the Canon Group operates, although sales of digital cameras slowed in the domestic Japanese market, demand overseas continued to grow significantly during the term. While demand for network digital multifunction devices (MFDs) remained strong as the office market moves toward multifunctionality and color, computer peripherals, including printers, struggled amid severe price competition and the shift toward demand for lower priced models offering improved functionality. In the field of optical equipment, capital spending for semiconductor-production equipment recovered strongly owing to such factors as the high rate of capacity utilization by semiconductor manufacturers, and the sustained high price of memory devices resulting from replacement demand for personal computers and the significant growth in demand for digital electrical appliances. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the first half was ¥108.59 to the U.S. dollar and ¥133.11 to the euro, representing a year-on-year increase of 9% against the U.S. dollar, and a decrease of 1% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first half increased by 7.3% from the year-ago period to ¥1,648.4 billion (U.S.$15,263 million), boosted by a significant rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of semiconductor-production equipment and projection aligners used in the production of LCDs. Net income for the first half recorded an all-time high of ¥160.8 billion (U.S.$1,489 million), a year-on-year increase of 25.8%. Despite the appreciation of the yen against the U.S. dollar, a high gross profit ratio of more than 50% was maintained, mainly due to ongoing production-reform efforts during the term along with R&D reform activities that made possible the timely launch of competitive new products. Selling, general and administrative expenses for the first half rose 2.2% year on year, which was less than the growth rate of net sales during the same period; although R&D expenditures grew by ¥6.7 billion (U.S.$61 million) to ¥132.4 billion (U.S.$1,226 million) along with increased advertising and sales-promotion spending, other selling, general and administrative expenses remained at the same level as the year-ago period. Consequently, operating profit in the first half totaled ¥253.4 billion (U.S.$2,346 million), a substantial year-on-year increase of 17.3%. Other income (deductions) improved by ¥7.1 billion (U.S.$65 million), attributable to improved equity gains (losses) of affiliated companies and gains on the disposal of marketable securities. As a result, income before income taxes in the first half totaled ¥260.0 billion (U.S.$2,407 million), a year-on-year increase of 20.6%. With an effective tax rate during the first half that was 2.7% lower compared with the year before, net income for the first six months of 2004 totaled ¥160.8 billion (U.S.$1,489 million).

Basic earnings per share for the first half was ¥181.84 (U.S.$1.68), a year-on-year increase of ¥36.29 (U.S.$0.34).

Results by Product Segment

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iR C3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, continued to sell well in both the domestic Japanese and overseas markets. The iR C3100 and the high-end model iR C6800, introduced in Japan in the second half of 2003, were also launched in Europe and the United States and have been well received in these markets as well. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-level and high-end models such as the iR2200 series and iR5000 series, respectively, also achieved strong sales. Overall, sales of office imaging products for the half realized a year-on-year increase of 2.8%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 20%, with color models showing a gradual improvement and monochrome systems, particularly personal-use models, also demonstrating growth. Although laser beam printer sales increased on a unit basis, the sales value decreased slightly as a result of the appreciation of the yen against the U.S. dollar and a shift in demand toward lower priced models. Inkjet printers recorded an increase in unit sales of approximately 30% as well as increased sales in value terms, with the i560 and i860 models selling briskly, especially in Japan and Europe, and the MultiPASS MP700/MP730 high-speed multifunction systems contributing to a dramatic increase in unit sales. As a result, with the effect of appreciation of the yen against US dollar, sales of computer peripherals in the first half decreased by 0.1%. Sales of business information products, including computers, micrographics and calculators, decreased by 10.5% due to the intentional curtailing of personal computer sales in the domestic market. Collectively, sales of business machines in the first half totaled ¥1,142.3 billion (U.S.$10,576 million), a year-on-year increase of 0.7%. Despite the effect of appreciation of the yen, the gross profit ratio for the business machine segment remained at the year-ago level, supported by cost reduction effect. As a result, with the effect of a decline in the sales-to-expense ratio, operating profit for the first half was ¥248.8 billion (U.S.$2,303 million), a year-on-year increase of 5.2%. From 1st quarter, Canon has reclassified information-systems-related sales by subsidiaries to better reflect the product relationship. These sales, which had been grouped with “optical and other products,” are now included in the “office imaging products” segment. Accordingly, previous-year sales for each category have been reclassified in line with the change.

Within the camera segment, amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed significant growth, mainly led by eight new PowerShot-series models released in the first half. Among the new models, PowerShot Pro1 and PowerShot S500 DIGITAL ELPH have been particularly well received in the market. Canon’s digital SLR cameras also continued to enjoy robust growth, bolstered by the EOS Digital Rebel, launched last September. As a result, unit sales of digital cameras grew over 70% compared with the year-ago period. In the field of digital video camcorders, new models such as the ELURA70/65/60 and OPTURA 40/30 models achieved favorable sales during the first half. As a result, camera sales overall continued to enjoy double-digit growth of 22.4%, achieving total sales of ¥347.3 billion (U.S.$3,216 million). Operating profit for the camera segment appreciably advanced 23.4% to ¥61.4 billion (U.S.$569 million), attributable to the decrease in the sales-to-expense ratio, which resulted in a slight year-on-year increase in the operating profit ratio for the period, while the gross profit ratio decreased slightly owing to the appreciation of the yen and price competition.

In the optical and other products segment, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued shifting from CRT to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. As a result, sales for the segment increased by 35.4% to ¥158.8 billion (U.S.$1,471 million). The operating profit ratio for the segment improved substantially due to the significant growth in sales, enabling optical and other products to record an operating profit of ¥15.2 billion (U.S.$140 million), compared with an operating loss of ¥0.2 billion for the same period of the previous year.

Cash Flow

In the first half of 2004, Canon maintained cash flow from operating activities of ¥297.8 billion (U.S.$2,758 million), a year-on-year increase of ¥69.5 billion (U.S.$644 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income. Capital expenditure totaled ¥133.8 billion (U.S.$1,238 million), which was used mainly to expand production capabilities in both domestic and overseas regions, as well as for development of R&D related infrastructure. Cash flow from investing activities totaled ¥109.9 billion (U.S.$1,018 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥187.9 billion (U.S.$1,740 million).

Cash flow from financing activities recorded an outlay of ¥64.3 billion (U.S.$596 million), mainly resulting from active efforts to repay loans toward the goal of improving the company’s financial position and an increase in the dividend payout. Consequently, cash and cash equivalents, which totaled ¥811.2 billion (U.S.$7,511 million), representing a ¥120.9 billion (U.S.$1,120 million) increase from the end of the previous year, remained at a high level.

Non-consolidated Results and Dividend

Canon Inc.’s non-consolidated net sales during the first half increased year on year by 13.9% to ¥1,078.6 billion (US$9,987 million), and ordinary profit also grew by 20.3% to ¥197.7 billion (US$1,830 million). Non-consolidated net income decreased 1.4% to ¥127.0 billion (US$1,176 million) owing to a temporary gain realized in same period of previous year through exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund.

The Board of Directors is planning to increase the interim dividend by ¥10.00 (US$0.09) on a year-on-year basis to ¥25.00 (US$0.23) per share.

Outlook

Regarding the outlook for the global economy in the third quarter and thereafter, although global economic prospects remain uncertain due to concern over prolonged confusion in Iraq and the threat of future terrorist attacks, which could adversely affect consumer spending, oil prices and exchange rate trends, the global economy is likely to continue its course toward recovery.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth. A shortage of key parts from suppliers, however, could have a restraining effect on market growth. As for network digital MFDs and laser beam printers, while stable demand is projected for both monochrome and full-color models, severe price competition and shifting demand toward lower priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, while a recovery in capital investment by semiconductor manufacturers is likely to continue, the pace will probably slow down in the latter half of the year. In the market for projection aligners used in the production of LCDs, although demand for LCD production equipment is expected to show continued growth, improved process yields could negatively affect demand, resulting in the sale of fewer additional units than initially projected.

Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be stronger against the U.S. dollar and slightly weaker against euro compared with the previous year.

Upon considering the current market and currency exchange environments, the company has revised upward its forecasts for the 2004 fiscal year and now anticipates consolidated net sales of ¥3,470.0 billion (U.S.$32,130 million), consolidated income before income taxes of ¥520.0 billion (U.S.$4,815 million), and consolidated net income of ¥320.0 billion (U.S.$2,963 million). The company also projects non-consolidated net sales of ¥2,318.0 billion (U.S.$21,463 million), non-consolidated ordinary profit of ¥380.0 billion (U.S.$3,519 million), and non-consolidated net income of ¥238.0 billion (U.S.$2,204 million). These forecasts assume currency exchange rates of ¥108.00 to the U.S. dollar and ¥132.00 to the euro for the remainder of 2004.

Consolidated Outlook
Fiscal year

	Millions of yen
	Year ending December 31, 2004		Change	Year ended December 31, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B – A)	Results (C)	(B / C)
Net sales	¥3,400,000	¥3,470,000	¥70,000	¥3,198,072	+ 8.5%
Income before income taxes	500,000	520,000	20,000	448,170	+ 16.0%
Net income	309,000	320,000	11,000	275,730	+ 16.1%

Non-consolidated Outlook
Fiscal year

	Millions of yen
	Year ending December 31, 2004		Change	Year ended December 31, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B – A)	Results (C)	(B / C)
Net sales	¥2,230,000	¥2,318,000	¥88,000	¥2,023,722	+ 14.5%
Ordinary profit	355,000	380,000	25,000	320,616	+ 18.5%
Net income	232,000	238,000	6,000	228,667	+ 4.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

GROUP POSITION

1.	NUMBER OF GROUP COMPANIES

	June 30, 2004	December 31, 2003	Change
Subsidiaries	200	198	2
Affiliated Companies	19	19	0

Total	219	217	2

2.	GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Notes:	1.	The companies with (*) are affiliated companies (equity method).

2.	Following subsidiaries are listed on domestic stock exchange.
Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
JASDAQ: Nisca Corporation.

3.	On January 1, 2004, Canon Precision Inc. (“Canon Precision”), a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc. (“Hirosaki Precision”), a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company.
On January 1, 2004, Canon N.T.C., Inc. (“Canon N.T.C.”), spun off its environmental business operations into a newly established company, named “Canon Ecology Industry Inc.” Following the separation, Canon N.T.C. was renamed “Canon Semiconductor Equipment Inc.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Results for the second quarter

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥850,368	¥804,027	+5.8	$7,873,778
Cost of sales	420,058	399,109		3,889,426

Gross profit	430,310	404,918	+6.3	3,984,352
Selling, general and administrative expenses	310,457	306,351		2,874,602

Operating profit	119,853	98,567	+21.6	1,109,750
Other income (deductions):
Interest and dividend income	1,719	2,434		15,917
Interest expense	(667)	(1,404)		(6,176)
Other, net	3,207	(1,290)		29,694

	4,259	(260)		39,435

Income before income taxes and minority interests	124,112	98,307	+26.2	1,149,185
Income taxes	44,154	37,585		408,833

Income before minority interests	79,958	60,722		740,352
Minority interests	3,462	4,556		32,056

Net income	¥76,496	¥56,166	+36.2	$708,296

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for three months ended June 30, 2004 and 2003 were JPY86,627 million (U.S.$802,102 thousand) and JPY75,969 million, respectively.

Results for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004	2003
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥1,648,420	¥1,535,588	+7.3	$15,263,148	¥3,198,072
Cost of sales	822,653	759,714		7,617,157	1,589,172

Gross profit	825,767	775,874	+6.4	7,645,991	1,608,900
Selling, general and administrative expenses	572,391	559,900		5,299,917	1,154,476

Operating profit	253,376	215,974	+17.3	2,346,074	454,424
Other income (deductions):
Interest and dividend income	3,027	4,630		28,028	9,284
Interest expense	(1,438)	(2,650)		(13,315)	(4,627)
Other, net	5,009	(2,448)		46,380	(10,911)

	6,598	(468)		61,093	(6,254)

Income before income taxes and minority interests	259,974	215,506	+20.6	2,407,167	448,170
Income taxes	92,745	82,801		858,750	162,653

Income before minority interests	167,229	132,705		1,548,417	285,517
Minority interests	6,453	4,938		59,750	9,787

Net income	¥160,776	¥127,767	+25.8	$1,488,667	¥275,730

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for six months ended June 30, 2004 and 2003 were JPY160,466 million (U.S.$1,485,796 thousand) and JPY167,590 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.	DETAILS OF SALES

Results for the second quarter

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004
	(Unaudited)	(Unaudited)		(Unaudited)
Sales by product
Business machines:
Office imaging products	¥284,938	¥283,773	+0.4	$2,638,315
Computer peripherals	269,890	267,663	+0.8	2,498,982
Business information products	28,119	30,518	-7.9	260,361

	582,947	581,954	+0.2	5,397,658
Cameras	190,108	166,257	+14.3	1,760,259
Optical and other products	77,313	55,816	+38.5	715,861

Total	¥850,368	¥804,027	+5.8	$7,873,778

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004
	(Unaudited)	(Unaudited)		(Unaudited)
Sales by region
Japan	¥212,650	¥197,941	+7.4	$1,968,981
Overseas:
Americas	257,303	268,268	-4.1	2,382,435
Europe	268,192	248,108	+8.1	2,483,259
Other areas	112,223	89,710	+25.1	1,039,103

	637,718	606,086	+5.2	5,904,797

Total	¥850,368	¥804,027	+5.8	$7,873,778

Results for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004	2003
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Sales by product
Business machines:
Office imaging products	¥554,248	¥539,176	+2.8	$5,131,926	¥1,081,995
Computer peripherals	530,672	531,262	-0.1	4,913,630	1,089,312
Business information products	57,341	64,073	-10.5	530,935	123,493

	1,142,261	1,134,511	+0.7	10,576,491	2,294,800
Cameras	347,333	283,801	+22.4	3,216,046	653,540
Optical and other products	158,826	117,276	+35.4	1,470,611	249,732

Total	¥1,648,420	¥1,535,588	+7.3	$15,263,148	¥3,198,072

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004	2003
	(Unaudited)	(Unaudited)		(Unaudited)
Sales by region
Japan	¥413,762	¥383,919	+7.8	$3,831,130	¥801,400
Overseas:
Americas	494,881	511,088	-3.2	4,582,231	1,045,166
Europe	515,567	464,519	+11.0	4,773,769	969,042
Other areas	224,210	176,062	+27.3	2,076,018	382,464

	1,234,658	1,151,669	+7.2	11,432,018	2,396,672

Total	¥1,648,420	¥1,535,588	+7.3	$15,263,148	¥3,198,072

Note:	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

1.	The primary products included in each of the product segments are as follows: Business machines:

   Office imaging products: Office network digital multifunction devices (MFDs) / Color network digital MFDs /
                                         Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners /                                       etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Results for the second quarter

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004
	(Unaudited)	(Unaudited)		(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥582,947	¥581,954	+0.2	$5,397,658
Intersegment	—	—	—	—

Total	582,947	581,954	+0.2	5,397,658

Operating cost and expenses	458,780	468,986	-2.2	4,247,963

Operating profit	124,167	112,968	+9.9	1,149,695

Cameras
Net sales:
Unaffiliated customers	¥190,108	¥166,257	+14.3	$1,760,259
Intersegment	—	—	—	—

Total	190,108	166,257	+14.3	1,760,259

Operating cost and expenses	157,872	138,131	+14.3	1,461,778

Operating profit	32,236	28,126	+14.6	298,481

Optical and other products
Net sales:
Unaffiliated customers	¥77,313	¥55,816	+38.5	$715,861
Intersegment	34,858	36,858	-5.4	322,759

Total	112,171	92,674	+21.0	1,038,620

Operating cost and expenses	108,759	94,558	+15.0	1,007,027

Operating profit	3,412	(1,884)	—	31,593

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(34,858)	(36,858)	—	(322,759)

Total	(34,858)	(36,858)	—	(322,759)

Operating cost and expenses	5,104	3,785	+34.8	47,260

Operating profit	(39,962)	(40,643)	—	(370,019)

Consolidated
Net sales:
Unaffiliated customers	¥850,368	¥804,027	+5.8	$7,873,778
Intersegment	—	—	—	—

Total	850,368	804,027	+5.8	7,873,778

Operating cost and expenses	730,515	705,460	+3.6	6,764,028

Operating profit	119,853	98,567	+21.6	1,109,750

Notes:	1.	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

	2.	General corporate expenses of JPY39,962 million (U.S.$370,019 thousand) and JPY40,652 million in the three months ended June 30, 2004 and 2003, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004	2003
	(Unaudited)	(Unaudited)		(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,142,261	¥1,134,511	+0.7	$10,576,491	¥2,294,800
Intersegment	—	—	—	—	—

Total	1,142,261	1,134,511	+0.7	10,576,491	2,294,800

Operating cost and expenses	893,500	898,067	-0.5	8,273,148	1,809,234

Operating profit	248,761	236,444	+5.2	2,303,343	485,566

Cameras
Net sales:
Unaffiliated customers	¥347,333	¥283,801	+22.4	$3,216,046	¥653,540
Intersegment	—	—	—	—	—

Total	347,333	283,801	+22.4	3,216,046	653,540

Operating cost and expenses	285,902	234,007	+22.2	2,647,241	527,222

Operating profit	61,431	49,794	+23.4	568,805	126,318

Optical and other products
Net sales:
Unaffiliated customers	¥158,826	¥117,276	+35.4	$1,470,611	¥249,732
Intersegment	65,556	69,054	-5.1	607,000	132,389

Total	224,382	186,330	+20.4	2,077,611	382,121

Operating cost and expenses	209,223	186,506	+12.2	1,937,250	392,005

Operating profit	15,159	(176)	—	140,361	(9,884)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—	¥—
Intersegment	(65,556)	(69,054)	—	(607,000)	(132,389)

Total	(65,556)	(69,054)	—	(607,000)	(132,389)

Operating cost and expenses	6,419	1,034	+520.8	59,435	15,187

Operating profit	(71,975)	(70,088)	—	(666,435)	(147,576)

Consolidated
Net sales:
Unaffiliated customers	¥1,648,420	¥1,535,588	+7.3	$15,263,148	¥3,198,072
Intersegment	—	—	—	—	—

Total	1,648,420	1,535,588	+7.3	15,263,148	3,198,072

Operating cost and expenses	1,395,044	1,319,614	+5.7	12,917,074	2,743,648

Operating profit	253,376	215,974	+17.3	2,346,074	454,424

Notes:	1.	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

	2.	General corporate expenses of JPY72,045 million (U.S.$667,083 thousand) and JPY70,108 million in the six months ended June 30, 2004 and 2003, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2004	June 30, 2003	Change(%)	June 30, 2004	2003
	(Unaudited)	(Unaudited)		(Unaudited)
Japan
Net sales:
Unaffiliated customers	¥445,019	¥413,551	+7.6	$4,120,546	¥856,851
Intersegment	892,228	779,689	+14.4	8,261,371	1,662,172

Total	1,337,247	1,193,240	+12.1	12,381,917	2,519,023

Operating cost and expenses	1,046,858	951,009	+10.1	9,693,130	2,025,442

Operating profit	290,389	242,231	+19.9	2,688,787	493,581

Americas
Net sales:
Unaffiliated customers	¥493,806	¥511,603	-3.5	$4,572,278	¥1,044,998
Intersegment	4,410	4,210	+4.8	40,833	8,101

Total	498,216	515,813	-3.4	4,613,111	1,053,099

Operating cost and expenses	474,343	485,557	-2.3	4,392,065	998,492

Operating profit	23,873	30,256	-21.1	221,046	54,607

Europe
Net sales:
Unaffiliated customers	¥514,366	¥463,973	+10.9	$4,762,648	¥968,938
Intersegment	1,605	1,497	+7.2	14,861	3,861

Total	515,971	465,470	+10.8	4,777,509	972,799

Operating cost and expenses	506,030	451,126	+12.2	4,685,463	946,282

Operating profit	9,941	14,344	-30.7	92,046	26,517

Others
Net sales:
Unaffiliated customers	¥195,229	¥146,461	+33.3	$1,807,676	¥327,285
Intersegment	266,909	221,145	+20.7	2,471,379	503,119

Total	462,138	367,606	+25.7	4,279,055	830,404

Operating cost and expenses	448,005	358,877	+24.8	4,148,194	806,281

Operating profit	14,133	8,729	+61.9	130,861	24,123

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—	¥—
Intersegment	(1,165,152)	(1,006,541)	—	(10,788,444)	(2,177,253)

Total	(1,165,152)	(1,006,541)	—	(10,788,444)	(2,177,253)

Operating cost and expenses	(1,080,192)	(926,955)	—	(10,001,778)	(2,032,849)

Operating profit	(84,960)	(79,586)	—	(786,666)	(144,404)

Consolidated
Net sales:
Unaffiliated customers	¥1,648,420	¥1,535,588	+7.3	$15,263,148	¥3,198,072
Intersegment	—	—	—	—	—

Total	1,648,420	1,535,588	+7.3	15,263,148	3,198,072

Operating cost and expenses	1,395,044	1,319,614	+5.7	12,917,074	2,743,648

Operating profit	253,376	215,974	+17.3	2,346,074	454,424

Note:	General corporate expenses of JPY72,045 million (U.S.$667,083 thousand) and JPY70,108 million for the six months ended June 30, 2004 and 2003, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	As of	As of		As of	As of
	June 30, 2004	Dec. 31, 2003	Change	June 30, 2004	June 30, 2003
	(Unaudited)			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥811,221	¥690,298	¥120,923	$7,511,306	¥591,130
Marketable securities	1,369	1,324	45	12,676	1,414
Trade receivables	526,980	539,006	(12,026)	4,879,444	497,195
Inventories	486,623	444,244	42,379	4,505,768	475,914
Prepaid expenses and other current assets	245,530	255,905	(10,375)	2,273,426	266,505

Total current assets	2,071,723	1,930,777	140,946	19,182,620	1,832,158
Noncurrent receivables	14,999	16,543	(1,544)	138,880	17,089
Investments	73,707	78,912	(5,205)	682,472	66,117
Property, plant and equipment, net	891,248	846,433	44,815	8,252,296	855,176
Other assets	301,788	309,483	(7,695)	2,794,334	349,548

Total assets	¥3,353,465	¥3,182,148	¥171,317	$31,050,602	¥3,120,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥17,152	¥39,136	¥(21,984)	$158,815	¥59,428
Trade payables	470,817	391,181	79,636	4,359,417	419,687
Income taxes	80,639	83,064	(2,425)	746,657	76,153
Accrued expenses	180,164	193,657	(13,493)	1,668,185	173,417
Other current liabilities	121,532	120,265	1,267	1,125,296	99,310

Total current liabilities	870,304	827,303	43,001	8,058,370	827,995
Long-term debt, excluding current installments	35,733	59,260	(23,527)	330,861	86,188
Accrued pension and severance cost	237,152	238,001	(849)	2,195,852	271,805
Other noncurrent liabilities	37,110	30,843	6,267	343,612	30,735

Total liabilities	1,180,299	1,155,407	24,892	10,928,695	1,216,723

Minority interests	166,432	161,196	5,236	1,541,037	158,348
Stockholders’ equity:
Common stock	173,514	168,892	4,622	1,606,611	167,883
Additional paid-in capital	401,558	396,939	4,619	3,718,129	394,846
Retained earnings	1,580,425	1,450,440	129,985	14,633,565	1,315,655
Accumulated other comprehensive income (loss)	(143,585)	(143,275)	(310)	(1,329,491)	(126,644)
Treasury stock	(5,178)	(7,451)	2,273	(47,944)	(6,723)

Total stockholders’ equity	2,006,734	1,865,545	141,189	18,580,870	1,745,017

Total liabilities and stockholders’ equity	¥3,353,465	¥3,182,148	¥171,317	$31,050,602	¥3,120,088

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	As of	As of		As of	As of
	June 30, 2004	Dec. 31, 2003		June 30, 2004	June 30, 2003
	(Unaudited)			(Unaudited)	(Unaudited)
Allowance for doubtful receivables	¥12,992	¥14,423		$120,296	¥15,113
Accumulated depreciation	1,138,228	1,118,183		10,539,148	1,104,216
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(85,849)	(83,801)		(794,898)	(44,574)
Net unrealized gains (losses) on securities	7,123	6,784		65,953	54
Minimum pension liability adjustments	(65,043)	(65,961)		(602,250)	(80,047)
Net gains (losses) on derivative financial instruments	184	(297)		1,704	(2,077)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2004	June 30, 2003	June 30, 2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Balance at beginning of period	¥1,450,440	¥1,203,248	$13,430,000	¥1,203,248
Net income	160,776	127,767	1,488,667	275,730
Cash dividends	(30,791)	(15,360)	(285,102)	(28,538)

Balance at end of period	¥1,580,425	¥1,315,655	$14,633,565	¥1,450,440

7.	CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2004	June 30, 2003	June 30, 2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	¥160,776	¥127,767	$1,488,667	¥275,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,380	85,094	809,074	183,604
Loss on disposal of property, plant and equipment	7,488	7,041	69,333	12,639
Deferred income taxes	10,937	555	101,269	(3,035)
Decrease (increase) in trade receivables	11,529	22,753	106,750	(36,638)
Increase in inventories	(43,430)	(28,274)	(402,130)	(15,823)
Increase in trade payables	75,589	7,794	699,898	1,129
Increase (decrease) in income taxes	(2,735)	(4,534)	(25,324)	3,441
Increase (decrease) in accrued expenses	(9,584)	8,632	(88,741)	37,131
Other, net	(123)	1,472	(1,139)	7,471

Net cash provided by operating activities	297,827	228,300	2,757,657	465,649
Cash flows from investing activities:
Capital expenditure	(133,756)	(109,793)	(1,238,481)	(210,038)
Proceeds from sale of property, plant and equipment	2,906	6,025	26,907	9,354
Payment for purchase of available-for-sale securities	(28)	(573)	(259)	(249)
Proceeds from sale of available-for-sale securities	9,733	6,655	90,120	6,544
Payment for purchase of other investments	(673)	(20,270)	(6,231)	(24,341)
Other	11,898	6,628	110,167	18,782

Net cash used in investing activities	(109,920)	(111,328)	(1,017,777)	(199,948)
Cash flows from financing activities:
Proceeds from long-term debt	275	1,154	2,546	4,132
Repayment of long-term debt	(28,599)	(11,168)	(264,806)	(25,301)
Decrease in short-term loans	(2,654)	(19,959)	(24,574)	(49,224)
Dividends paid	(30,791)	(15,360)	(285,102)	(28,538)
Other	(2,557)	(1,355)	(23,675)	(3,108)

Net cash used in financing activities	(64,326)	(46,688)	(595,611)	(102,039)
Effect of exchange rate changes on cash and cash equivalents	(2,658)	(425)	(24,611)	5,365

Net increase in cash and cash equivalents	120,923	69,859	1,119,658	169,027
Cash and cash equivalents at beginning of period	690,298	521,271	6,391,648	521,271

Cash and cash equivalents at end of period	¥811,221	¥591,130	$7,511,306	¥690,298

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition:	6 companies

Removal:	4 companies

Affiliates (Carried at Equity Basis)

Addition:	None

Removal:	None

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

1.	Marketable Securities and Investments

Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No.115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s marketable securities and investments consist of available-for-sale securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Employee Retirement and Severance Benefits

Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9	MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1)	MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen
	As of June 30, 2004			As of December 31, 2003
			Unrealized			Unrealized
	Acquisition	Estimated	Holding	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses
	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	¥—	¥—	¥—	¥65	¥61	¥(4)
Corporate debt securities	10	10	—	7	7	—
Bank debt securities	71	71	—	71	71	—
Fund trust	92	138	46	51	63	12
Equity securities	1,077	1,150	73	1,044	1,122	78

	¥1,250	¥1,369	¥119	¥1,238	¥1,324	¥86

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	¥233	¥237	¥4	¥243	¥238	¥(5)
Corporate debt securities	48	50	2	5,141	5,194	53
Fund trust	2,056	2,718	662	2,047	2,502	455
Equity securities	5,586	21,523	15,937	6,525	21,855	15,330

	¥7,923	¥24,528	¥16,605	¥13,956	¥29,789	¥15,833

	Thousands of U.S. dollars
	As of June 30, 2004
	Acquisition	Estimated	Unrealized Holding
	Cost	Fair Value	Gains/Losses
	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	$—	$—	$—
Corporate debt securities	93	93	—
Bank debt securities	657	657	—
Fund trust	852	1,278	426
Equity securities	9,972	10,648	676

	$11,574	$12,676	$1,102

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	$2,157	$2,194	$37
Corporate debt securities	444	463	19
Fund trust	19,037	25,167	6,130
Equity securities	51,723	199,287	147,564

	$73,361	$227,111	$153,750

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)	DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars
	As of June 30, 2004		As of December 31, 2003		As of June 30, 2004
	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥527,917	¥3,834	¥447,543	¥(2,796)	$4,888,120	$35,500
To buy foreign currencies	30,382	(715)	22,384	(1,141)	281,315	(6,620)
Long-term debt (including current installments):
Interest rate swaps:
Receive-fixed	¥—	¥—	¥1,337	¥0	$—	$—
Pay-fixed	—	—	21,227	(55)	—	—

CANON INC.

NON-CONSOLIDATED

1.	NON-CONSOLIDATED STATEMENTS OF INCOME

(Parent company only)

	Millions of yen			Millions of yen
	Six months	Six months		Year ended
	ended	ended		December 31
	June 30, 2004	June 30, 2003	Change(%)	2003
Net sales	¥1,078,553	¥946,551	+13.9	¥2,023,722
Cost of sales	666,940	569,687		1,250,336

Gross profit	411,613	376,864	+9.2	773,386
Selling, general and administrative expenses	221,209	222,473		453,347

Operating profit	190,404	154,391	+23.3	320,039
Other income (deductions):
Interest and dividend income	7,131	3,943		9,950
Interest expense	(54)	(133)		(258)
Other, net	190	6,092		(9,115)

	7,267	9,902		577

Ordinary profit	197,671	164,293	+20.3	320,616
Non-ordinary loss, net	884	(43,826)		(40,134)

Income before income taxes	196,787	208,119		360,750
Income taxes	69,751	79,344		132,083

Net income	¥127,036	¥128,775	-1.4	¥228,667

	Yen			Yen
Earnings per share:
Basic	¥143.68	¥146.69		¥260.03

2.	DETAILS OF SALES

(Parent company only)

Sales by product

	Millions of yen			Millions of yen
	Six months	Six months		Year ended
	ended	ended		December 31
	June 30, 2004	June 30, 2003	Change(%)	2003
Business machines:
Office Imaging Products	¥245,470	¥235,822	+4.1	¥475,880
Computer peripherals	450,171	448,343	+0.4	920,129

	695,641	684,165	+1.7	1,396,009
Cameras	287,839	208,302	+38.2	486,260
Optical and other products	95,073	54,084	+75.8	141,453

Total	¥1,078,553	¥946,551	+13.9	¥2,023,722

Sales by region

	Millions of yen			Millions of yen
	Six months	Six months		Year ended
	ended	ended		December 31
	June 30, 2004	June 30, 2003	Change(%)	2003
Japan	¥175,748	¥152,156	+15.5	¥338,965
Overseas:
Americas	357,279	349,248	+2.3	733,713
Europe	377,073	318,335	+18.5	659,181
Other areas	168,453	126,812	+32.8	291,863

	902,805	794,395	+13.6	1,684,757

Total	¥1,078,553	¥946,551	+13.9	¥2,023,722

CANON INC.

NON-CONSOLIDATED

3.	NON-CONSOLIDATED BALANCE SHEETS

(Parent company only)

	Millions of yen
	As of	As of		As of
	June 30, 2004	December 31, 2003	Change	June 30, 2003
ASSETS
Current assets:
Cash	¥282,523	¥197,700	¥84,823	¥155,571
Trade receivables	661,837	650,935	10,902	543,242
Marketable securities	138	63	75	99
Inventories	195,094	178,687	16,407	200,110
Prepaid expenses and other current assets	132,130	131,089	1,041	138,349
Allowance for doubtful accounts	(6,017)	(7,046)	1,029	(10,053)

Total current assets	1,265,705	1,151,428	114,277	1,027,318

Fixed assets:
Net property, plant and equipment	501,221	461,971	39,250	451,556
Intangibles	18,761	19,422	(661)	22,940
Investments and other fixed assets	420,505	426,536	(6,031)	421,551
Allowance for doubtful accounts	(71)	(40)	(31)	(43)

Total fixed assets	940,416	907,889	32,527	896,004

Total assets	¥2,206,121	¥2,059,317	¥146,804	¥1,923,322

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥329,580	¥281,208	¥48,372	¥265,182
Short-term loans	53,970	49,603	4,367	57,652
Income taxes	62,214	62,713	(499)	58,280
Other current liabilities	107,110	104,430	2,680	74,587

Total current liabilities	552,874	497,954	54,920	455,701

Long-term debt, excluding current installments	2,496	11,735	(9,239)	13,751
Accrued pension and severance cost	99,533	104,230	(4,697)	104,105
Accrued directors’ retirement benefit	1,058	1,238	(180)	—

Total noncurrent liabilities	103,087	117,203	(14,116)	117,856

Total liabilities	655,961	615,157	40,804	573,557

Stockholders’ equity:
Common stock	173,514	168,892	4,622	167,883
Additional paid-in capital	305,042	300,428	4,614	299,419
Retained earnings	1,068,820	974,276	94,544	887,562
Net unrealized gains on securities	7,962	8,015	(53)	1,624
Treasury stock	(5,178)	(7,451)	2,273	(6,723)

Total stockholders’ equity	1,550,160	1,444,160	106,000	1,349,765

Total liabilities and stockholders’ equity	¥2,206,121	¥2,059,317	¥146,804	¥1,923,322

	Millions of yen			Millions of yen
	As of	As of		As of
	June 30, 2004	December 31, 2003		June 30, 2003
Accumulated depreciation	¥609,151	¥597,270		¥580,732

Canon Inc. July 28, 2004

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2004

SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (3rd Quarter 2004/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	STATEMENTS OF CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1.	SALES BY REGION AND PRODUCT

	(Millions of yen)
	2004				2003				Change year over year
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Japan
Business machines	147,208	291,710	134,100	591,000	150,802	290,456	134,054	587,807	-2.4%	+0.4%	+0.0%	+0.5%

Office imaging products	83,922	166,831	79,800	336,700	82,308	157,554	75,370	316,156	+2.0%	+5.9%	+5.9%	+6.5%
Computer peripherals	42,327	81,338	35,800	174,400	43,875	81,171	35,426	175,680	-3.5%	+0.2%	+1.1%	-0.7%
Business information products	20,959	43,541	18,500	79,900	24,619	51,731	23,258	95,971	-14.9%	-15.8%	-20.5%	-16.7%

Cameras	31,932	58,846	32,200	134,300	25,208	46,782	28,376	112,027	+26.7%	+25.8%	+13.5%	+19.9%

Optical and other products	33,510	63,206	31,300	124,200	21,931	46,681	27,098	101,566	+52.8%	+35.4%	+15.5%	+22.3%

Total	212,650	413,762	197,600	849,500	197,941	383,919	189,528	801,400	+7.4%	+7.8%	+4.3%	+6.0%

Overseas
Business machines	435,739	850,551	418,200	1,729,300	431,152	844,055	417,048	1,706,993	+1.1%	+0.8%	+0.3%	+1.3%

Office imaging products	201,016	387,417	182,100	770,600	201,465	381,622	183,683	765,839	-0.2%	+1.5%	-0.9%	+0.6%
Computer peripherals	227,563	449,334	229,400	929,900	223,788	450,091	226,404	913,632	+1.7%	-0.2%	+1.3%	+1.8%
Business information products	7,160	13,800	6,700	28,800	5,899	12,342	6,961	27,522	+21.4%	+11.8%	-3.7%	+4.6%

Cameras	158,176	288,487	159,900	676,600	141,049	237,019	127,379	541,513	+12.1%	+21.7%	+25.5%	+24.9%

Optical and other products	43,803	95,620	62,300	214,600	33,885	70,595	33,644	148,166	+29.3%	+35.4%	+85.2%	+44.8%

Total	637,718	1,234,658	640,400	2,620,500	606,086	1,151,669	578,071	2,396,672	+5.2%	+7.2%	+10.8%	+9.3%

Americas
Business machines	187,041	365,696	181,700	740,800	198,038	390,701	189,818	771,983	-5.6%	-6.4%	-4.3%	-4.0%

Office imaging products	90,688	175,969	86,500	350,400	95,541	183,694	92,592	369,795	-5.1%	-4.2%	-6.6%	-5.2%
Computer peripherals	92,848	183,038	91,900	376,400	99,306	200,163	93,774	388,022	-6.5%	-8.6%	-2.0%	-3.0%
Business information products	3,505	6,689	3,300	14,000	3,191	6,844	3,452	14,166	+9.8%	-2.3%	-4.4%	-1.2%

Cameras	62,636	114,177	65,800	276,800	63,545	105,130	55,203	245,019	-1.4%	+8.6%	+19.2%	+13.0%

Optical and other products	7,626	15,008	7,000	29,900	6,685	15,257	6,478	28,164	+14.1%	-1.6%	+8.1%	+6.2%

Total	257,303	494,881	254,500	1,047,500	268,268	511,088	251,499	1,045,166	-4.1%	-3.2%	+1.2%	+0.2%

Europe
Business machines	190,783	375,566	180,600	766,000	179,676	353,067	168,229	724,227	+6.2%	+6.4%	+7.4%	+5.8%

Office imaging products	89,941	172,137	76,100	341,500	87,350	164,195	71,383	325,905	+3.0%	+4.8%	+6.6%	+4.8%
Computer peripherals	97,897	197,692	101,800	412,500	90,352	184,734	94,046	387,662	+8.4%	+7.0%	+8.2%	+6.4%
Business information products	2,945	5,737	2,700	12,000	1,974	4,138	2,800	10,660	+49.2%	+38.6%	-3.6%	+12.6%

Cameras	72,330	129,162	68,100	292,500	60,342	99,084	51,881	219,219	+19.9%	+30.4%	+31.3%	+33.4%

Optical and other products	5,079	10,839	4,600	23,800	8,090	12,368	6,090	25,596	-37.2%	-12.4%	-24.5%	-7.0%

Total	268,192	515,567	253,300	1,082,300	248,108	464,519	226,200	969,042	+8.1%	+11.0%	+12.0%	+11.7%

Other areas
Business machines	57,915	109,289	55,900	222,500	53,438	100,287	59,001	210,783	+8.4%	+9.0%	-5.3%	+5.6%

Office imaging products	20,387	39,311	19,500	78,700	18,574	33,733	19,708	70,139	+9.8%	+16.5%	-1.1%	+12.2%
Computer peripherals	36,818	68,604	35,700	141,000	34,130	65,194	38,584	137,948	+7.9%	+5.2%	-7.5%	+2.2%
Business information products	710	1,374	700	2,800	734	1,360	709	2,696	-3.3%	+1.0%	-1.3%	+3.9%

Cameras	23,210	45,148	26,000	107,300	17,162	32,805	20,295	77,275	+35.2%	+37.6%	+28.1%	+38.9%

Optical and other products	31,098	69,773	50,700	160,900	19,110	42,970	21,076	94,406	+62.7%	+62.4%	+140.6%	+70.4%

Total	112,223	224,210	132,600	490,700	89,710	176,062	100,372	382,464	+25.1%	+27.3%	+32.1%	+28.3%

Total
Business machines	582,947	1,142,261	552,300	2,320,300	581,954	1,134,511	551,102	2,294,800	+0.2%	+0.7%	+0.2%	+1.1%

Office imaging products	284,938	554,248	261,900	1,107,300	283,773	539,176	259,053	1,081,995	+0.4%	+2.8%	+1.1%	+2.3%
Computer peripherals	269,890	530,672	265,200	1,104,300	267,663	531,262	261,830	1,089,312	+0.8%	-0.1%	+1.3%	+1.4%
Business information products	28,119	57,341	25,200	108,700	30,518	64,073	30,219	123,493	-7.9%	-10.5%	-16.6%	-12.0%

Cameras	190,108	347,333	192,100	810,900	166,257	283,801	155,755	653,540	+14.3%	+22.4%	+23.3%	+24.1%

Optical and other products	77,313	158,826	93,600	338,800	55,816	117,276	60,742	249,732	+38.5%	+35.4%	+54.1%	+35.7%

Total	850,368	1,648,420	838,000	3,470,000	804,027	1,535,588	767,599	3,198,072	+5.8%	+7.3%	+9.2%	+8.5%

(P)=Projection

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S1-

Canon Inc.

2.	SEGMENT INFORMATION BY PRODUCT

	(Millions of yen)
	2004				2003				Change year over year
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Business machines
Unaffiliated customers	582,947	1,142,261	552,300	2,320,300	581,954	1,134,511	551,102	2,294,800	+0.2%	+0.7%	+0.2%	+1.1%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	582,947	1,142,261	552,300	2,320,300	581,954	1,134,511	551,102	2,294,800	+0.2%	+0.7%	+0.2%	+1.1%

Operating profit	124,167	248,761	123,200	500,500	112,968	236,444	122,697	485,565	+9.9%	+5.2%	+0.4%	+3.1%
% of sales	21.3%	21.8%	22.3%	21.6%	19.4%	20.8%	22.3%	21.2%	—	—	—	—

Cameras
Unaffiliated customers	190,108	347,333	192,100	810,900	166,257	283,801	155,755	653,540	+14.3%	+22.4%	+23.3%	+24.1%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	190,108	347,333	192,100	810,900	166,257	283,801	155,755	653,540	+14.3%	+22.4%	+23.3%	+24.1%

Operating profit	32,236	61,431	41,800	151,800	28,126	49,794	38,695	126,318	+14.6%	+23.4%	+8.0%	+20.2%
% of sales	17.0%	17.7%	21.8%	18.7%	16.9%	17.5%	24.8%	19.3%	—	—	—	—

Optical and other products
Unaffiliated customers	77,313	158,826	93,600	338,800	55,816	117,276	60,742	249,732	+38.5%	+35.4%	+54.1%	+35.7%
Intersegment	34,858	65,556	33,200	132,300	36,858	69,054	35,056	132,389	-5.4%	-5.1%	-5.3%	-0.1%

Total sales	112,171	224,382	126,800	471,100	92,674	186,330	95,798	382,121	+21.0%	+20.4%	+32.4%	+23.3%

Operating profit	3,412	15,159	7,600	27,000	-1,884	-176	-2,888	-9,883	—	—	—	—
% of sales	3.0%	6.8%	6.0%	5.7%	-2.0%	-0.1%	-3.0%	-2.6%	—	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—	—	—
Intersegment	-34,858	-65,556	-33,200	-132,300	-36,858	-69,054	-35,056	-132,389	—	—	—	—

Total sales	-34,858	-65,556	-33,200	-132,300	-36,858	-69,054	-35,056	-132,389	—	—	—	—

Operating profit	-39,962	-71,975	-37,600	-163,300	-40,643	-70,088	-32,942	-147,576	—	—	—	—

Consolidated
Unaffiliated customers	850,368	1,648,420	838,000	3,470,000	804,027	1,535,588	767,599	3,198,072	+5.8%	+7.3%	+9.2%	+8.5%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	850,368	1,648,420	838,000	3,470,000	804,027	1,535,588	767,599	3,198,072	+5.8%	+7.3%	+9.2%	+8.5%

Operating profit	119,853	253,376	135,000	516,000	98,567	215,974	125,562	454,424	+21.6%	+17.3%	+7.5%	+13.6%
% of sales	14.1%	15.4%	16.1%	14.9%	12.3%	14.1%	16.4%	14.2%	—	—	—	—

(P)=Projection

3.	OTHER INCOME / DEDUCTIONS

	(Millions of yen)
	2004				2003				Change year over year
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Interest & dividend, net	1,052	1,589	800	3,200	1,030	1,980	1,072	4,657	+22	-391	-272	-1,457
Forex gain / loss	-745	-5,160	-1,400	-11,600	-1,087	-2,766	-14,545	-20,311	+342	-2,394	+13,145	+8,711
Equity earnings / loss of affiliated companies	685	791	400	1,600	-712	-2,044	375	-1,124	+1,397	+2,835	+25	+2,724
Others, net	3,267	9,378	200	10,800	509	2,362	4,872	10,524	+2,758	+7,016	-4,672	+276

Total	4,259	6,598	0	4,000	-260	-468	-8,226	-6,254	+4,519	+7,066	+8,226	+10,254

(P)=Projection

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S2-

Canon Inc.

4.	SALES COMPOSITION BY PRODUCT

	2004				2003
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Office imaging products
Monochrome copying machines	63%	63%	63%	62%	67%	69%	66%	67%
Digital*	94%	93%	—	—	92%	93%	94%	93%
Analog*	6%	7%	—	—	8%	7%	6%	7%
Color copying machines	24%	23%	24%	24%	19%	18%	20%	20%
Others	13%	14%	13%	14%	14%	13%	14%	13%
Computer peripherals
Laser beam printers	71%	70%	73%	70%	70%	71%	72%	70%
Inkjet printers (includes inkjet MFPs)	27%	28%	25%	28%	27%	26%	26%	27%
Others	2%	2%	2%	2%	3%	3%	2%	3%
Business information products
Personal computers	74%	75%	73%	73%	77%	78%	77%	76%
Others	26%	25%	27%	27%	23%	22%	23%	24%
Cameras
Film cameras / Lenses	17%	17%	13%	15%	21%	22%	22%	21%
Digital cameras	67%	67%	70%	70%	59%	59%	60%	61%
Video camcorders	16%	16%	17%	15%	20%	19%	18%	18%
Optical and other products
Semiconductor production equipment	64%	65%	70%	66%	48%	53%	53%	54%
Others	36%	35%	30%	34%	52%	47%	47%	46%

(P)=Projection

*	Among office-use monochrome copying machines (hardware only)

5.	SALES GROWTH IN LOCAL CURRENCY

2004
	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Business machines
Japan	-2.4%	+0.4%	0.0%	+0.5%
Overseas	+6.7%	+5.9%	+5.9%	+5.1%

Total	+4.4%	+4.5%	+4.4%	+4.0%

Cameras
Japan	+26.7%	+25.8%	+13.5%	+19.9%
Overseas	+17.7%	+26.8%	+31.4%	+28.4%

Total	+19.0%	+26.6%	+28.1%	+26.9%

Optical and other products
Japan	+52.8%	+35.4%	+15.5%	+22.3%
Overseas	+33.8%	+40.6%	+88.4%	+47.6%

Total	+41.3%	+38.5%	+55.9%	+37.3%

Total
Japan	+7.4%	+7.8%	+4.3%	+6.0%
Overseas	+10.8%	+12.3%	+16.3%	+13.0%
Americas	+3.6%	+5.8%	+10.1%	+7.0%
Europe	+11.3%	+11.5%	+13.7%	+11.9%
Other areas	+30.9%	+33.2%	+37.5%	+32.3%

Total	+10.0%	+11.2%	+13.3%	+11.3%

(P)=Projection

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S3-

Canon Inc.

6.	P&L SUMMARY (3rd Quarter 2004/Projection)

	(Millions of yen)
	2004	2003	Change
	3rd quarter(P)	3rd quarter	year over year
Net sales	838,000	767,599	+9.2%
Operating profit	135,000	125,562	+7.5%
Income before income taxes	135,000	117,336	+15.1%
Net income	84,000	73,005	+15.1%

(P)=Projection

7.	PROFITABILITY

	2004		2003
	1st half	Year(P)	1st half	Year
ROE	16.6%	16.0%	15.3%	15.9%
ROA	9.8%	9.6%	8.4%	9.0%

(P)=Projection

8.	IMPACT OF FOREIGN EXCHANGE RATES

(1)	Exchange rates

	(Yen)
	2004			2003
	1st half	2nd half(P)	Year(P)	1st half	Year
Yen/US$	108.59	108.00	108.28	118.70	115.61
Yen/Euro	133.11	132.00	132.53	131.46	131.02

(P)=Projection

(2)	Impact of foreign exchange rates on sales (Year over year)

	(Billions of yen)
	2004
	1st half	Year(P)
US$	-53.9	-85.4
Euro	+5.3	+10.1
Other currencies	+0.7	+1.2

Total	-47.9	-74.1

(P)=Projection

(3)	Impact of foreign exchange rates per yen

(Billions of yen)
2004
2nd half(P)
On sales
US$	6.5
Euro	3.5
On operating profit
US$	3.5
Euro	2.5

(P)=Projection

9.	STATEMENTS OF CASH FLOWS

	(Millions of yen)
	2004		2003
	1st half	Year(P)	1st half	Year
Net cash provided by operating activities
Net income	160,776	320,000	127,767	275,730
Depreciation and amortization	87,380	190,000	85,094	183,604
Other, net	49,671	35,000	15,439	6,315

Total	297,827	545,000	228,300	465,649

Net cash used in investing activities	-109,920	-285,000	-111,328	-199,948
Free cash flow	187,907	260,000	116,972	265,701
Net cash provided by (used in) financing activities	-64,326	-97,000	-46,688	-102,039
Effect of exchange rate changes on cash & cash equivalents	-2,658	-2,398	-425	5,365
Net increase in cash and cash equivalents	120,923	160,602	69,859	169,027
Cash and cash equivalents at end of each period	811,221	850,900	591,130	690,298

(P)=Projection

- S4 -

Canon Inc.

10.	R&D EXPENDITURE

	(Millions of yen)
	2004		2003
	1st half	Year(P)	1st half	Year
Business machines	58,044	—	58,785	119,975
Cameras	16,752	—	15,528	31,687
Optical and other products	57,566	—	51,419	107,478

Total	132,362	280,000	125,732	259,140

% of sales	8.0%	8.1%	8.2%	8.1%

(P)=Projection

11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2004		2003
	1st half	Year(P)	1st half	Year
Capital expenditure	133,756	300,000	109,793	210,038
Depreciation and amortization	87,380	190,000	85,094	183,604

(P)=Projection

12.	INVENTORIES

(1)	Inventories

	(Millions of yen)
	2004	2003
	Jun. 30	Dec. 31	Difference
Business machines	243,047	241,477	+1,570
Cameras	97,296	64,043	+33,253
Optical and other products	146,280	138,724	+7,556

Total	486,623	444,244	+42,379

(2)	Inventories/Sales*

	(Days)
	2004	2003
	Jun. 30	Dec. 31	Difference
Business machines	39	38	+1
Cameras	51	32	+19
Optical and other products	168	191	-23

Total	54	49	+5

*Index based on the previous six months sales.

13.	DEBT RATIO

	2004	2003
	Jun. 30	Dec. 31	Difference
Total debt / Total assets	1.6%	3.1%	-1.5%

14.	OVERSEAS PRODUCTION RATIO

	2004	2003
	1st Half	Year
Overseas production ratio	43%	42%

15.	NUMBER OF EMPLOYEES

	2004	2003
	Jun. 30	Dec. 31	Difference
Japan	46,359	45,380	+979
Overseas	58,588	57,187	+1,401

Total	104,947	102,567	+2,380

(Note)
From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

- S5 -